Exhibit 7.11

LUMINUS GROUP CONCLUDES ITS ACTIVITIES FOR 2008 TRANSALTA ANNUAL SHAREHOLDER MEETING

Encouraged By TransAlta’s Recent Progress Withdraws Proxy Slate; Will Closely Monitor Company’s Execution

New York – March 18, 2008 – Luminus Management, LLC and LS Power (collectively “Luminus Group”), TransAlta Corporation’s (TSX: TA) (NYSE: TAC) (the “Company”) largest shareholder with approximately 8.4% of the Company’s outstanding shares, announced today that it has withdrawn its minority slate nomination of four candidates to the Company's Board and its shareholder proposals to be considered at TransAlta’s 2008 Annual Shareholder Meeting.

Paul Segal, President of Luminus Management, said, “We are pleased with the outcome of this process through which TransAlta has taken a number of steps to enhance its long-term potential.  While there is still more that needs to be done to enhance and protect shareholder value, we are encouraged by what has been accomplished to date.”

Since Luminus Group began its dialogue with TransAlta, the Company has:

•	Refocused on its core Alberta and US markets;
•	Introduced guidance for double digit EPS growth through 2010;
•	Sold its Mexican assets for over $300 million;
•	Increased maximum debt/capital leverage target from 48% to 55%;
•	Announced its intention to repurchase 10% of the shares outstanding and potentially more pending the Mexican asset sale; and
•	Increased the dividend by 8%.

Mr. Segal added, “Going forward, we expect to have an open and productive dialogue with the Board and management that will benefit all shareholders.  Investors should rest assured that as a long-term TransAlta shareholder Luminus Group retains all of its options to ensure that management continues to execute and is held accountable.”

About the Luminus Group:

Luminus Management
Founded in 2002, Luminus Management is the Investment Advisor to two investment partnerships – Luminus Energy Partners Master Fund, Ltd. and Luminus Asset Partners, LP.  Luminus Management focuses primarily on investing in independent power and utility securities.  The investment partnerships to which Luminus Management is Investment Advisor have approximately $1.4 billion of equity under management.

LS Power
Founded in 1990, LS Power is a fully integrated development, investment and asset management group with a proven track record of successful development activities, operations management and commercial contract origination and optimization.  As a developer, LS Power has successfully developed gas-fired facilities and coal-fired facilities representing over 7,000 MW of total capacity, and is currently developing more than 6,000 MW of coal, natural gas and renewable power generation facilities. LS Power currently owns and manages three natural gas-fired power generation facilities representing approximately 1,765 MW.  LS Power has purchased eighteen power generation projects with approximately 11,800 MW of generation capacity and manages two investment funds with approximately $4.3 billion of committed equity capital.

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Media Contacts:
Sard Verbinnen & Co.
Paul Caminiti/Dan Gagnier/Lesley Bogdanow
212-687-8080